

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2022

Ezra Beyman
Chief Executive Officer
Reliance Global Group, Inc.
Chief Executive Officer 300 Blvd. of the Americas
Suite 105
Lakewood, NJ 08701

> **Re: Reliance Global Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 1, 2022**
> **File No. 333-262445**

Dear Mr. Beyman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 1, 2022

General

1. We note your disclosure that the completion of this offering will increase the number of registered and outstanding shares by 200% and that there appear to be only two selling stockholders that received their shares in a private placement on December 22, 2021. This indicates that this offering may be a primary offering rather then a secondary offering which would require more specific disclosures related to the status of the selling shareholders as underwriters and their corresponding obligations.

   Please revise your registration statement to indicate that your selling shareholders are acting as underwriters and include the required disclosure, or provide us with your legal analysis as to why this is not a primary offering. Refer to Compliance and Disclosure Interpretation 214.02 for additional guidance.

Plan of Distribution, page 60

2.   We note that you do not disclose the use of any specific underwriter in this section. We also note that you identify EF Hutton on the back cover of your registration statement as having a dealer prospectus delivery obligation. In addition, on page 62 you disclose that the underwriters are being represented by Kelley Drye & Warren LLP. Please revise your registration statement to clarify whether underwriters have been engaged.

Index to Financial Statements, page F-1

3.   Please note that prior to effectiveness you will be required to provide audited financial statements for the fiscal year ended December 31, 2021. Refer to Item 210.3-12(b) of Regulation S-X.

Exhibits

4.   We note that your legal opinion in Exhibit 5.1 provides an opinion related to common stock, preferred stock, and warrants. The registration statement only appears to be registering common stock. Please revise your legal opinion to only opine as to the "securities being registered" as described in Item 601(b)(5) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-3758 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance